UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED SAYS**
CHIEF FINANCIAL OFFICER CHRISTINE RAMON TO RETIRE IN JUNE 2022



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI SAYS CHIEF FINANCIAL OFFICER CHRISTINE RAMON TO RETIRE IN JUNE 2022

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti today announced (in terms of section 3.59 of the Listings Requirements of the JSE) that Chief Financial Officer Christine Ramon has elected to take early retirement from her current role at the end of June of this year, after more than seven years with the company.

Ms. Ramon was appointed CFO and Executive Director of AngloGold Ashanti in October 2014 and held the position of interim Chief Executive Officer from 1 September 2020 to 31 August 2021. During her time with the Company, she also served as a director of the World Gold Council and the International Council on Mining and Metals.

During her tenure, marked by sharp debt reduction, improved liquidity and careful allocation of capital, Ms. Ramon played a vital role in improving the health of AngloGold Ashanti's balance sheet. Her careful stewardship of the company as interim CEO, during the worst of the COVID-19 pandemic and during a period of significant loss for her family, demonstrated her steadfastness and commitment to AngloGold Ashanti's values and its people.

"On behalf of the board, I would like to express our deep gratitude to Christine for her significant contribution to AngloGold Ashanti over more than seven years. Christine has had a long and successful tenure as CFO and leaves behind a strong balance sheet and a hard-earned tradition of disciplined capital allocation. She also led this company as interim CEO through a challenging operating environment and during an exceptionally difficult time for her personally, showing courage, commitment and resilience that will remain a lasting legacy of her tenure. We wish her every happiness as she spends time with her family, and every success in the years ahead," said AngloGold Ashanti Chairperson, Maria Ramos.

"We bid farewell to Christine with a deep sense of gratitude for her immense contribution to our company," said CEO Alberto Calderon. "We wish her happiness and a peaceful time with her family after an incredibly difficult period."

"I am thankful and proud of my work and achievements at AngloGold Ashanti, and of the exceptional team I've worked alongside during that time," said Ms. Ramon. "This has been a difficult decision for me but given that I tragically lost my husband to COVID-19 last year, I now need to devote more time in the near term to my two children. I would like to thank Alberto, the AngloGold Ashanti team and the Board, and wish them every success in the future."

A process to identify Ms. Ramon's replacement will commence, with a view to enabling a smooth transition to her successor.

ENDS

22 February 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

<u>**Media**</u>

Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
Chipo Mrara   +27 11 637 6012/+27 60 571 0797   camrara@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>

Andrea Maxey   +61 08 9435 4603/ +61 400 072 199   amaxey@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2022

By: /s/ LM GOLIATH

Name: LM Goliath

Title: Company Secretary